Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Mighty Heights, Inc.
2401 Blake St. Unit 420
Denver, CO 80205
https://mightyheights.com/

Up to $1,216,082.65 in Common Stock at $7.57
Minimum Target Amount: $9,999.97

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Mighty Heights, Inc.
Address: 2401 Blake St. Unit 420, Denver, CO 80205
State of Incorporation: CO
Date Incorporated: June 27, 2022

Terms:

Equity

Offering Minimum: $9,999.97 | 1,321 shares of Common Stock
Offering Maximum: $1,216,082.65 | 160,645 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $7.57
Minimum Investment Amount (per investor): $295.23

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

<u>Investment Incentives & Bonuses*</u>

<u>Time-Based:</u>

Friends and Family Early Birds

Invest within the first week and receive 20% bonus shares

Super Early Bird Bonus

Invest within the first two weeks and receive 15% bonus shares

Early Bird Bonus

Invest within the first thirty days and receive an 10% bonus shares

<u>Amount-Based:</u>

$500+ | Bronze Tier

Invest $500+ to receive 10% bonus shares and a 1-full three-month scholarship for 1-teen to the Mighty Heights 2023 winter program. The teen will participate as an apprentice, have access to group and individual coaching sessions.

$1,000+ | Silver Tier

Invest $1,000+ to receive 15% bonus shares and two 1-full three-month scholarships for 2-teens to the Mighty Heights 2023 winter program. The teens will participate as an apprentice, have access to group and individual coaching sessions.

$2,500+ | Gold Tier

Invest $2,500+ to receive 20% bonus shares and get access to our upcoming Mighty Parent Webinar series with our CEO, master coaches and other guest speakers.

$5,000+ | Platinum Tier

Invest $5,000+ to receive 25% bonus shares.

$10,000+ | Diamond Tier

Invest $10,000+ to receive 30% bonus shares.

Loyalty Bonus:

As a member of the Founders Club you receive 20% Bonus Shares

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Mighty Heights will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $7.57 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $757. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner’s Bonus and Previous Backer Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Mighty Heights is an educational platfom. It impacts behavioral change, personal development and mental wellness. It offers virtual and physical coworking spaces, a life coaching curriculum and a curated video content distribution channel. The research, design and development team has over 15 years of experience in implementing effective transformative programs for families. The model is subscription based (We will launch in February 2023 with a $149 monthly tier), the parents are the target customer. The business model also includes a video ad placement revenue channel. Mighty Heights is a c-corp and stand-alone entity.

Competitors and Industry

Competitors

Our competitors and what makes us a better option:

Teen Counseling / We are perfomaced-based coaching, not therapy or councelling. Boys & Girls Club / Our approach is personal and accesible. TikTok / Our content is purpose-driven and curated, exclusively for teens. WeWork / Our coworking spaces are designed and built exclusively for teens.

Industry

The global child and youth services market is expected to grow from $128.58 billion in 2021 to $147.25 billion in 2022 at a compound annual growth rate (CAGR) of 14.5%.

Parents are 100% of our target market. 15.7 million parents spend $4,000 p/year on extra curricular activities for children under 18 in the United States. It is a $63B market.

Source: https://www.fool.com/investing/2019/05/04/how-much-do-parents-spend-on-their-kids-extracurri.aspx

Current Stage and Roadmap

Current Stage:

Our company is pre-revenue and we currently do not have our product available on the market. We will begin its marketing in the first quarter of 2023. The platform has been fully designed, implemented and tested. It can right now, sell through its registration process with multiple lead capture channels, its CRM and trained registration agents.

Once a program is sold, the teen can access all coaching sessions, communications, share voice, video and text chat through our private server which is readily accesible. The curated video streaming channel is also integrated and will run on a powerful connected software. The technology used for this first launch phase includes, but it's not limited to SaledForce, AirCall, Discord, Restream, JwPlayer and Wistia.

Roadmap:

1. StartEngine Crowdfunding Raise (Nov-2022)

2. Marketing and Sales Begin (Dec-2022)

3. Staff Begins to be Hired and Trained (Dec-2022)

4. Apprentice Program Begins (Feb/March-2023)

The marketing campaign will be cross-channel, it will include a Parent Webinar Series, Facebook/Instagram ads, email and Call-Outs.

The Team

Officers and Directors

Name: Inoel Miranda

Inoel Miranda's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Executive Officer, CFO/Principal Financial Officer
  Dates of Service: June, 2022 - Present
  Responsibilities: I am accountable for the general operations of Mighty Heights. Does not take a salary and works 30 hours per week for the issuer.

Other business experience in the past three years:

- **Employer:** Drivr Digital, Inc.
  Title: Senior Consultant
  Dates of Service: July, 2021 - Present
  Responsibilities: Inoel is responsible for sales, project management, design and marketing. Inoel works 10 Hrs PER/Week.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as “we”, “us”, “our”, or “Company”)

involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the equity should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The pre-valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any equity purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms

of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service
All of our current services are variants on one type of service, providing a platform for youth life coaching and mental wellness. Our revenues are therefore dependent upon the market for after-school activities / tutoring.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future. If we do make a successful offering in the future, the terms of that offering might result in your

investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We are an early stage company and have not yet generated any profits
Might Heights, Inc. was formed on 06/27/2022. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that a coaching platform for teens is a good idea, that the experienced team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights,

we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sub-licenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including accounting, legal work, sales, marketing, advertising and program delivery. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. A disruption in these key operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The amount raised in this offering may include investments from officers and directors of the company or their immediate family members.
Once the total amount of funds raised in this offering exceeds the minimum funding goal, officers and directors (and immediate family members) of the company may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

The Chief Executive Officer currently splits his time between working for Mighty Heights and another company.
The CEO of Mighty Heights (Inoel Miranda) currently splits his time between Mighty Heights and Drivr Digital, Inc. Inoel is the CEO & CFO of Mighty Heights and commits approximately 30 hours per week to Mighty Heights. Inoel does not currently receive a salary but plans to receive a salary once enough funding and company development

has occurred. Inoel is also currently a Senior Consultant at Drivr Digital, Inc. where Inoel spends 10 hours per week on various consulting projects.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Inoel Miranda	251,000	Common Stock	100.0%

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 160,645 of Common Stock.

Common Stock

The amount of security authorized is 500,000 with a total of 251,000 outstanding.

Voting Rights

1 vote per share

Material Rights

There are no material rights associated with Common Stock.

What it means to be a minority holder

As a minority holder of equity of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $150,000.00
  Number of Securities Sold: 251,000
  Use of proceeds: Initial investment by CEO into the company for business operations
  Date: June 27, 2022
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

The business model is designed to fuel itself and operate through product sales. Having said that, the minimun acceptable to keep operations going is 8-tuitions sold. From there it can scale up. This is essential, without it we can not operate for more than 3 months. Sales and marketing must be in place.

Foreseeable major expenses based on projections:

The major expenses directly linked to our 2023 Q1 forecast are marketing, advertisement, sales, software and coaches' salaries. These costs round up to $50,000.

Future operational challenges:

The future operational challenges I forsee are in the sales channel. Being able to convert and meet our KPIs per quarter.

Future challenges related to capital resources:

Some challenges I see related to capital resources are raising enough funds to build and operate our physical co-working spaces throughout major cities in the US and develop new version of our software.

Future milestones and events:

The milestones and events that I forsee will signifinactly impact the company financially are the fulfillement of our first annual parent conference in 2024 and the opening of our first physical co-working space in Denver, CO.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of November, 2022, the Company has capital resources available in the form of capital contribution of $5,000 from Inoel Miranda, and $2,000 cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds of this campaign are critical to our company operations. These funds are required to boost sales, operate for at least 3-months and hire key staff.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised

from the crowdfunding campaign?)

The funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, 75% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate it will be able to operate for 1 year. This is based on a projected monthly burn rate of $33,600 for expenses related to salaries ($24,000), marketing and sales ($9,600).

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the it will be able to operate for 3 years. This is based on a projected monthly burn rate of $33,600 for expenses related to salaries ($24,000), marketing and sales ($9,600).

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including contributions from "parents" of children in our programs. They are the target customer and could be offered the opportunity of owning a stake in the company.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

- **Name of Entity:** Inoel Miranda
  Relationship to Company: Director
  Nature / amount of interest in the transaction: As the founder and CEO of the company Inoel Miranda has invested.
  Material Terms: The investment was made as a capital contribution of $7,000.

Valuation

Pre-Money Valuation: $1,900,070.00

Valuation Details:

The company determined its pre-money valuation based on an analysis of multiple factors, including (1) Industry Growth, (2) Market Valuation Comparisons to Existing Companies during a similar stage of funding, and (3) and Team Experience.

Discussion of Industry Growth

Teenage mental health issues have grown to become an undeniable, urgent crisis. Based on a survey of 1,201 children in October 2021, children's mental health was declared a national emergency in the U.S. Mighty Heights is a revolutionary youth personal growth coaching platform. It could very well be the most significant development in mental wellness programs for teens in 40 years.

The potential market for Mighty Heights combines behavioral health, social networking apps, extra-curricular activities/tutoring. This focal point is projected to grow to $174.72B by 2028 in the United States. The opportunity is staggering and prime for cutting-edge services and programs.

Discussion of Market Valuation Comparison

TikTok: Before it was rebranded as TikTok, Musical.ly raised at least $150.4 million in funding, with its most recent round being $133.5 million Series C in May 2016, per Crunchbase. It first raised a $250,000 seed round in January 2014.

7 in 10 teens use TikTok. It is considered to be an entertainment-platform. It hosts a variety of user-submitted short-form videos, from content such as pranks, stunts, tricks, jokes, and dance. In comparison, the Mighty Heights platform will host and feature a video-sharing social channel. The teens in the curriculum publish a variety of content. The content is purpose-driven and positioned as edutainment.

MasterClass: MasterClass was started with $4.5 million in initial funding and two seed-funding rounds totaling $1.9 million.[17] This was followed by $15 million in funding announced in 2016,[17] $35 million in 2017,[18] and $80 million in 2018.[16] In May 2020, MasterClass raised $100 million in a Series E funding round led by Fidelity Investments,[19] bringing total funding to approximately $240 million.[20]

MasterClass offers online classes created for students of all skill levels. The target user is likely someone who is highly educated, upper-middle class, and a young adult who pursues a few different hobbies in their free time. Their largest age group of visitors are 25 - 34 year olds.

In comparison, Mighty Heights will produce live and pre-recorded lectures exclusively for 13 - 17 year olds. The teens in the program are developed to be the instructors and participate in a monetizing initiative. The end-product will be advertised and distributed online via multiple streaming channels.

BetterHelp: BetterHelp was acquired by Teladoc Health for $4.5M on Jan 1, 2015. This deal was done in Cash & Stock.

BetterHelp is a mental health platform that provides online mental health, counseling and therapy services.

Mighty Heights is not therapy. We are an education company. The teen program is designed to support children in therapy where appropriate by providing practical life coaching modules that can potentially support the adherence and effectiveness of a child's treatment and health professional's advice. The programs are delivered online directly to consumers via web-based interaction as well as phone and text communication on our server.

Discussion of Team Experience

Mighty Heights was founded in 2018 based upon the Founder's background in app development and child behavioral change programs. The Founder led parenting workshops and supervised youth events across the United States for over 15 years. He was one of only 9 people in the world trained to do this specific work. During his participation he created extraordinary relationships with other coaches of this caliber, researched, designed and developed the Mighty Heights platform.

This is an important component since Mighty Heights has a unique world class management and coaching team on a mission with a highly accomplished leader to commercialize the Mighty Heights technology while building significant shareholder value.

Conclusion

When you factor in the years of research, design, development and expertise of the core team, we conclude on the dollar amount and worth of this pre-valuation.

Disclaimers

The pre-money valuation has been calculated on a fully diluted basis. The Company set its valuation internally, without a formal-third party independent evaluation.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.97 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%
- *StartEngine Service Fee*
  94.5%
  Fees for certain services provided by StartEngine

If we raise the over allotment amount of $1,216,082.65, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Marketing*
  75.0%
  These funds go to paid ads, webinar production and other services that impact the customer onboarding structure.

- *Operations*
  19.5%
  This use includes servers, tech and other services required for the platform to run smoothly.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://mightyheights.com/ (https://mightyheights.org/).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/mighty-heights

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Mighty Heights, Inc.

[See attached]

MIGHTY HEIGHTS, INC.

FINANCIAL STATEMENTS
FROM INCEPTION (JUNE 27, 2022) YEAR ENDED OCTOBER 1, 2022
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Mighty Heights, Inc.
Denver, Colorado

We have reviewed the accompanying financial statements of Mighty Heights, Inc. (the "Company,"), which comprise the balance sheet as of October 1, 2022, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the period from Inception (June 27, 2022) to October 1, 2022, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

October 21, 2022
Los Angeles, California

MIGHTY HEIGHTS INC.
BALANCE SHEET
(UNAUDITED)

As of October 1,		**2022**
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & cash equivalents	$	-
Total current assets		**-**
Total assets	**$**	**-**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Total liabilities		**-**
STOCKHOLDERS EQUITY		
Common Stock		-
Retained earnings/(Accumulated Deficit)		-
Total stockholders' equity		**-**
Total liabilities and stockholders' equity	**$**	**-**

See accompanying notes to financial statements.

MIGHTY HEIGHTS INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

Inception (June 27, 2022)	October 1, 2022
(USD $ in Dollars)	
Net revenue	$ -
Cost of goods sold	-
Gross profit	-
Operating expenses	
General and administrative	-
Total operating expenses	-
Operating income/(loss)	-
Interest expense	-
Other Loss/(Income)	-
Income/(Loss) before provision for income taxes	-
Provision/(Benefit) for income taxes	-
Net income/(Net Loss)	**$ -**

See accompanying notes to financial statements.

MIGHTY HEIGHTS INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(UNAUDITED)

(in , $US)	Common Stock Shares	Common Stock Amount	Retained earnings/ (Accumulated Deficit)	Total Shareholders' Equity
Inception date June 27, 2022	-			
Issuance of Common Stock	255,000	$ -		$ -
Net income/(loss)	-	-	$ -	-
Balance—October 1, 2022	**255,000**	**$ -**	**$ -**	**$ -**

See accompanying notes to financial statements.

MIGHTY HEIGHTS INC.

STATEMENTS OF CASH FLOWS

(UNAUDITED)

As of inception (June 27, 2022)		October 1, 2022
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net income/(loss)	$	-
Net cash provided/(used) by operating activities		**-**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchases of Property and Equipment		-
Net cash provided/(used) in investing activities		**-**
CASH FLOW FROM FINANCING ACTIVITIES		
Proceeds from Issuance of Common Stock		-
Net cash provided/(used) by financing activities		**-**
Change in cash		-
Cash—beginning of year		-
Cash—end of year	**$**	**-**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$	-
Cash paid during the year for income taxes	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		
Purchase of property and equipment not yet paid for	$	-
Issuance of equity in return for note	$	-
Issuance of equity in return for accrued payroll and other liabilities	$	-

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Mighty Heights Inc. was incorporated on June 27, 2022, in the state of Colorado. The financial statements of Mighty Heights, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Denver, Colorado.

Mighty Heights is a life coaching platform for teenagers offering virtual and physical co-working spaces to foster behavioral change, personal development, and mental wellness. Participants bring coaching into all aspects of their lives, focusing on producing purpose-driven content and getting trained to lead sessions before a live audience. With twenty-five successful pilot trials already conducted, Mighty Heights is ready to launch its digital coaching program and first co-working space for teens in Denver, Colorado. The coaches are staff members that work with teens to discover their innate potential, identify what is in the way of living a healthier life, expressing themselves, and powerfully communicate their unique perspective to the world. The Mighty Heights curriculum ultimately gives the teens access to the tools they need to unquestionably succeed in life. The coaching program is scheduled to kick off in January 2023. Mighty Heights will build its first co-working space exclusively for teens in Denver, Colorado and expand to cities across the globe. In these hubs, teens will create content, network and experience community at a whole new level.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the October 1st as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of October 1, 2022, the Company's cash and cash equivalents did not exceeded FDIC insured limits.

Income Taxes

Mighty Heights, Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled.

A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company is currently pre-revenue and will follow the provisions and the disclosure requirements described in ASU 2014-09 also referred to as Topic 606. Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company will earn revenues from life coaching platform intended for teenagers which offering virtual and physical co-working spaces to foster behavioral change, personal development, and mental wellness.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through October 21, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 500,000 shares of Common Stock with no par value. As of October 1, 2022, 255,000 shares have been issued and are outstanding.

4. DEBT

As of October 1, 2022, the Company had no debt outstanding.

5. RELATED PARTY

There are no related party transactions.

6. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of October 1, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

7. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from October 1, 2022, through October 21, 2022, which is the date the financial statements were available to be issued.

There have been no events or transactions during this time which would have a material effect on these financial statements.

8. GOING CONCERN

The Company lacks significant working capital and has only recently commenced operations. We will incur significant additional costs before significant revenue is achieved. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next twelve months, the Company intends to fund its operations with funding from their proposed regulation crowdfunding campaign, and additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If the Company is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of their planned development, which could harm the business, financial condition and operating results. The balance sheet and related financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Mighty Heights is not live or open to the public at this moment.

INVEST IN MIGHTY HEIGHTS TODAY!

The Ultimate Life Coaching Platform for Teenagers

Mighty Heights is a life coaching platform for teenagers, offering virtual and physical co-working spaces to foster behavioral change, personal development, and mental wellness. ...
Show more

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



$0.00 Raised

REASONS TO INVEST

- There are 15.7 million parents in the U.S. who spend approximately $4,000 annually on extracurricular activities or private tutoring for their children. In 2021, the total market value was estimated to be $24.9 billion. The U.S. behavioral health market size is forecast to hit $132.4 billion by 2027.*
- Our co-working spaces and programs are designed to collaborate with parents in empowering their children to take charge of their own personal growth. Teenagers have access to individual and group coaching, experience behavioral change, and develop their ability to create purpose-driven content for social media and other distribution channels.
- Our leadership team has over 80 years of combined experience researching, designing, and developing educational family programs that directly impact personal growth and mental wellness. We believe Mighty Heights' methodology will prove to make a significant shift in how teens view the world, transform their relationships and their ability to reach their goals.

Invest Now
$7.57 Per Share

RAISED	INVESTORS
$0.00	0
MIN INVEST	**VALUATION**
$295.23	$1.9M

*Information from The Motley Fool, Report Linker & BioSpace (Source | Source | Source)

OVERVIEW

Helping Teens Navigate Personal Development

Our founder, Inoel Miranda, has been working to empower teenagers through seminars since 2005. In 2019, he founded Mighty Heights to create wide-scale programs that foster mental health and personal growth in teenagers. We are providing a cutting-edge coaching platform and collaborative working spaces to support teenagers, as well as offering resources for parents. Mighty Heights coaches bring 50+ years of combined experience in the field and are consistently screened and background-checked.


Directly Impacts
Behavioral Change
Mental Wellness
Personal Growth
An Innovative Coaching Platform for Teens

THE PROBLEM & OUR SOLUTION

Addressing a Major Crisis in Teenage Mental Wellbeing

Teenage mental health issues have grown to become an undeniable, urgent crisis. Based on a survey of 1,201 children in October 2021, children's mental health was declared a national emergency in the U.S (Source).


Children's mental health declared a national emergency in 2021.
Co-Working spaces and powerful coaching exclusively for teens.

We developed a powerful coaching program exclusively for teens, designed to promote mental wellness, improve behavioral issues, and encourage personal development. We also curate digital content and offer additional resources for parents of teenagers to help guide their children through difficult times. The Mighty Heights platform will generate revenue through a parent subscription model, as well as display advertisements on our multiple streaming channels.

THE MARKET & OUR TRACTION

A Massive Market Opportunity and Products for Both Teens and Parents

The global child and youth services market was valued at $128.58 billion as of 2021, with expectations to grow to $147.25 billion by the end of 2022 at a CAGR of 14.5% (Source). The U.S. behavioral health market is projected to grow from $77.62 billion in 2021 to $99.4 billion in 2028 at a CAGR of 3.6% (Source). The current U.S. social networking app market size is $72.2 billion with a growth rate of 15.6%. This market has increased faster than the economy overall (Source).


Behavioral Health
$77.62B
Social Networking Platforms
$72.2B
Extra-Curricular Activities
$24.9B

The closer you bring these sectors together, the more you will be able to identify the Mighty Heights target, competitors, and market value.

We ran a successful pilot program with 25 teens. We proved our capabilities and measured the results. The study affirmed our ability to make a difference in the participants' lives and provided access for them to cause behavioral change. Mighty Heights also recently launched **The Mighty Parent**, a publication specifically dedicated to supporting its community of parents. Additionally, we've welcomed two master coaches to our staff, who bring years of experience to the founding team.


$4,000
Avg. annual spend on children extracurriculars by 15M+ parents in the US.
25
Children participated in our pilot program, affirming our capabilities.

The coaches are staff members that work with teens to discover their innate potential, identify roadblocks in the way of living a healthier life, learn to express themselves, and powerfully communicate their unique perspective to the world. The Mighty Heights curriculum ultimately gives teens access to the tools they need to succeed in life.

We plan for our coaching platform to launch in January 2023 and build the first co-working space exclusively for teens in Denver, Colorado with future plans to expand to cities across the globe. In these hubs, teens will create digital content, network, and experience community at a whole new level.

WHY INVEST

Changing the Way We Support Teens



25
Children participated in our pilot program
$63B
Market for children extra-curriculars
80
Years of combined experience on our team

Source

According to our research, there is no other platform in the market like Mighty Heights, designed exclusively for teenagers. Teenage mental health is at a critical point in the U.S., and we need comprehensive solutions that enable empowerment and support by collaborating with both participants and their parents. With 9 years of research, design and development, 25 successful individual pilot programs and a growing team, we believe we have what it takes to make a difference. Join us today as we work together to solve the teenage global mental health crisis and bring forth our brand promise to help families thrive through transformative experiences.

ABOUT

HEADQUARTERS
2401 Blake St. Unit 420
Denver, CO 80205

VALUATION
$1.9M

Mighty Heights is a life coaching platform for teenagers, offering virtual and physical co-working spaces to foster behavioral change, personal development, and mental wellness. The teens in the program bring coaching into all aspects of their lives, focusing on producing purpose-driven content and getting trained to lead powerful conversations before live audiences. With 25 successful pilot trials already conducted, Mighty Heights is ready to launch its digital coaching app and first co-working space in Denver, Colorado.

TEAM



Inoel Miranda
Chief Executive Officer, Chief Financial Officer

Inoel is an entrepreneur working in the tech and educational field for over 30 years. At the age of 18, he started an ESL program that developed into a thriving company effectively teaching executives and their children how to speak English in Venezuela. He has been managing events, working with youth and parents to achieve extraordinary results across the US for the past 15 years.

Inoel's greatest strengths are his leadership and entrepreneurial skills, team building, communication, public speaking and customer service.

Inoel currently works 40 hours per week at Mighty Heights.



Anne Shepard
Consultant

Anne received a Bachelor of Arts degree in Educational Psychology from Smith College in 1994. For the last 25 years, she has worked with young people, teens and parents to create families that work. Anne is not currently an employee, but the company has plans to hire her upon completion of a successful seed round.

Anne has led workshops for parents and developed trainings for volunteers to support them in empowering the families they work with. Anne celebrates the difference that young people make in the world, and is the author of the forthcoming book, 50 Kids Who Have Changed the World.



Alicia Labbe
Consultant

Alicia attended Baylor University from 1965 - 1967 majoring in Biology and Chemistry. Alicia has more than 30 years' experience in the IT software business. She also spent the last 28 years working with young people, teens, and their parents with a leading training and development company. Alicia is not currently an employee, but the company has plans to hire her upon completion of a successful seed round.

Alicia's job at Mighty Heights is to be a contribution to the parents and teens so that they are empowered and supported in what's important to them!



Aaron Townsend
Consultant

Wearing many hats, Aaron has worked in the video and commercial production world for over 10 years. Whether the role is to support or supervise, he welcomes challenges head on. Having the big picture in mind allows Aaron to structure workflow efficiently, adapt to constant change, and keep a burning motivation alive to a project's conclusion. Aaron is not currently an employee, but the company has plans to hire him upon completion of a successful seed round.

On the weekends you can find him climbing some of California's highest peaks in the Sierra Nevada mountain range.

TERMS

Mighty Heights

Overview

PRICE PER SHARE
$7.57

VALUATION
$1.9M

DEADLINE
Mar 23, 2023

AMOUNT RAISED
$0.00

Breakdown

MIN INVESTMENT
$295.23

OFFERING TYPE
Equity

MAX INVESTMENT
$1,216,082.65

ASSET TYPE

SHARES OFFERED
Common Stock

MIN NUMBER OF SHARES OFFERED
1,320

MAX NUMBER OF SHARES OFFERED
160,644

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing →

Offering Memorandum →

Risks

Company : Mighty Heights, Inc.

Corporate Address : 2401 Blake St. Unit 420, Denver, CO 80205

Offering Minimum	:	**$9,999.97**
Offering Maximum	:	**$1,216,082.65**
Minimum Investment Amount (per investor)	:	**$295.23**

Terms

Offering Type	:	**Equity**
Security Name	:	**Common Stock**
Minimum Number of Shares Offered	:	**1,321**
Maximum Number of Shares Offered	:	**160,645**
Price per Share	:	**$7.57**
Pre-Money Valuation	:	**$1,900,070.00**

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives & Bonuses*

Time-Based:

Friends and Family Early Birds

Invest within the first week and receive 20% bonus shares

Super Early Bird Bonus

Invest within the first two weeks and receive 15% bonus shares

Early Bird Bonus

Invest within the first thirty days and receive an 10% bonus shares

Amount-Based:

$500+ | Bronze Tier

Invest $500+ to receive 10% bonus shares and a 1-full three-month scholarship for 1-teen to the Mighty Heights 2023 winter program. The teen will participate as an apprentice, have access to group and individual coaching sessions.

$1,000+ | Silver Tier

Invest $1,000+ to receive 15% bonus shares and two 1-full three-month scholarships for 2-teens to the Mighty Heights 2023 winter program. The teens will participate as an apprentice, have access to group and individual coaching sessions.

$2,500+ | Gold Tier

Invest $2,500+ to receive 20% bonus shares and get access to our upcoming Mighty Parent Webinar series with our CEO, master coaches and other guest speakers.

$5,000+ | Platinum Tier

Invest $5,000+ to receive 25% bonus shares.

$10,000+ | Diamond Tier

Invest $10,000+ to receive 30% bonus shares.

Loyalty Bonus:

As a member of the Founders Club you receive 20% Bonus Shares

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Mighty Heights will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $7.57 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $757. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and Previous Backer Bonus in addition to the aforementioned bonus.

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Voice Over Intro:

Teenage mental health issues have grown to become an undeniable urgent crisis in the United States. In 2019 13% of adolescents reported having a major depressive episode, a 60% increase from 2007. emergency room visits by children and adolescents in that period also rose sharply for anxiety, mood disorders, and self harm. The combined result for some adolescents is a kind of cognitive implosion, anxiety, compulsive behaviors, depression, self harm, and even suicide.

Introducing the ultimate coaching platform for teenagers, virtual and physical co working spaces to foster behavioral change, personal growth and mental wellness.

Inoel Miranda (CEO) 00:57

Hi, my name is Inoel . I am the founder and CEO of Mighty Heights. A coach's job at Mighty Heights is to have someone see what is in the way of the actions that they know they need to take to accomplish what they set out to accomplish in life.

Alicia Labbe (Coach) 01:15

It's really important to me that teens really get who they are, how important they are, and that their voice makes a difference.

Diana Elneser (Teen) 01:23

Being part of the Mighty Heights calls has helped me improve my communication. And I definitely feel more comfortable being myself. Also, I have a better relationship with my mom and my family. And I've learned to listen to them in new ways, thanks to the coaching.

Anne Shepard (Coach) 01:37

At Mighty Heights, we're committed to training your teens in leadership, communication and teamwork. And along the way, they get to make a difference in the world, that's amazing. Because once teens know themselves as difference makers, they're just never ever the same.

Noah Shwartz (Teen) 01:55

The Mighty Heights coaching has made a significant role in my life. It's helped me boost my confidence and not be scared about things that I was scared of before I was in Mighty Heights. Inoel has helped me talk through many things that I wouldn't have talked through, and he really helps me open up. He's helped me make friendships, relationships, and just have an all around better life.

Jeremy Shwartz (Parent) 02:18

Since Noah has gotten involved with Mighty Heights, I have kind of had a front row seat to watching him grow more confident. I've seen him develop his own goals and put actions in place to be able to go after and attain those goals, his own interactions with family and the way that he interacts with my wife and I at home as well as with his friends be more purposeful, Especially during these tumultuous years of teenagers.

Inoel Miranda (CEO) 02:48

Tom Landry, who coached the Dallas Cowboys to two Super Bowl wins once said, “A coach is someone who tells you what you don't want to hear so you can be who you have always known you could be”

Voice Over 03:05

Now we are ready to take it to the next level and we need your help. We've launched a Start-Engine crowdfunding campaign to make these programs accessible to teens and families around the world. Invest today!

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach
$5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non- personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.